EXHIBIT 16.1

Senior Note Rate Change Notice

November 25, 2020

Attached to this Senior Note Rate Change Notice is the Supplement to the Offering Circular dated October 22, 2020 with respect to the Senior Secured Demand Notes (“Senior Notes”) of Iron Bridge Mortgage Fund, LLC (the “Company”), filed with the Securities and Exchange Commission on November 25, 2020 announcing a pending interest rate change with respect to the Senior Notes.

Due to the general decline in market interest rates during 2020, the Company has determined to reduce the interest rate paid on all Senior Notes. As described in the Offering Circular dated October 22, 2020 associated with the Senior Notes, the Company may change the interest rate on the Senior Notes at any time, provided that (i) the interest rate may not be increased or decreased by more than one-half percent (0.5%) at the time of any change, (ii) the interest rate may not be changed more than once during any 90 day period, and (iii) the interest rate change is applied to all Senior Notes outstanding. The effective date of the change in interest rate for any Senior Note will be the date that is 90 days after the date of the Rate Change Notice.

Pursuant to the previous Rate Change Notice dated August 27, 2020, effective November 25, 2020, the interest rate paid on all Senior Notes was reduced from 6% to 5.5%.

Pursuant to this Rate Change Notice, effective February 23, 2021, the interest rate paid on all Senior Notes will be further reduced from 5.5% to 5%. The interest rate change on outstanding Senior Notes will be effected as an accounting adjustment in the account of the holders of outstanding Senior Notes. The Company will not issue new or replacement Senior Notes to the holders of outstanding Senior Notes. We do not currently anticipate additional changes to the interest rate payable on the Senior Notes. That being said, the Company monitors the interest rate environment and market conditions and considers whether changes in the interest rate are appropriate on an ongoing basis, and subject to the procedures and limitations described above, the Company may make additional changes to the interest rate as it deems necessary or appropriate.

This reduction in the interest rate payable on the Senior Notes will serve to lower the Company’s cost of capital and allow the Company to offer loans to its Portfolio Borrowers at more attractive interest rates. We believe strongly that loan portfolio risk can be minimized by gaining and retaining the highest quality Portfolio Borrowers through quality service and attractive loan pricing. This strategy has served the Company well in the past and we hope you will agree that this is a small price to pay for the added security.

Should you have any questions or concerns, please feel free to contact me directly.

Thank you.

Gerard Stascausky, Managing Director

Iron Bridge Management Group, LLC

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Filed pursuant to Rule 253(g)(2)

File No. 024-10777

SUPPLEMENT DATED November 25, 2020

TO

OFFERING CIRCULAR DATED OCTOBER 22, 2020

IRON BRIDGE MORTGAGE FUND, LLC

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated October 22, 2020 of Iron Bridge Mortgage Fund, LLC (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1462371/000147793220006056/iron_253g2.htm.

The purpose of this supplement is to announce a change in the Interest Rate payable on the Company’s Senior Secured Demand Notes (the “Senior Notes”).

Interest Rate Change

As described in the Offering Circular, the Company may change the Interest Rate on the Senior Notes at any time, provided that (i) the Interest Rate may not be increased or decreased by more than one-half percent (0.5%) at the time of any change, (ii) the Interest Rate may not be changed more than once during any 90 day period, and (iii) the Interest Rate change is applied to all Senior Notes outstanding.

Effective November 25, 2020, pursuant to the Rate Change Notice issued August 27, 2020,  the Interest Rate on the Senior Notes was reduced from six percent (6%) to five and one-half percent (5.5%) (the “Initial Interest Rate Change”). The Initial Interest Rate Change applies to all Senior Notes that are outstanding on November 25, 2020, and to all Senior Notes that are issued on or after November 25, 2020 and before any further change in the Interest Rate made by the Company as described in the Offering Circular or a Supplement thereto.

On November 25, 2020, the Company issued a further Rate Change Notice (the “Follow-on Rate Change Notice”) announcing that the Interest Rate on the Senior Notes will be further reduced from five and one-half percent (5.5%) to five percent (5%) (the “Follow-on Rate Change”).  The Follow-on Rate Change will be effective February 23, 2021, ninety (90) days after the date of the Follow-on Rate Change Notice, and will apply to all Senior Notes that are outstanding on the effective date, and to all Senior Notes that are issued on or after the effective date and before any further change in the Interest Rate made by the Company as described in the Offering Circular or a supplement thereto.

Any Interest Rate change on outstanding Senior Notes will be effected as an accounting adjustment in the account of the holders of outstanding Senior Notes. The Company will not issue new or replacement Senior Notes to the holders of outstanding Senior Notes.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to purchase Senior Notes.

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